Hancock Jaffe Laboratories, Inc.

70 Doppler

Irvine, California 92618

July 15, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attn: Christopher Edwards

Re:	Hancock Jaffe Laboratories, Inc.
Registration Statement on Form S-1
Filed July 13, 2020
File No. 333-239658

Dear Mr. Edwards:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hancock Jaffe Laboratories, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. EST on Thursday, July 16, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Robert A. Berman
By:	Robert A. Berman
Title:	Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP